Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

PAYMENT OF INTEREST ON CAPITAL

We wish to inform our Stockholders that at a meeting of the Board of Directors of ITAÚ UNIBANCO HOLDING S.A. held on December 16, 2009, it was decided:

a)
to declare interest on capital in the amount of R$0.1776 per share, to be paid up to April 30, 2010, for account of the mandatory dividend for the fiscal year 2009, less 15% income tax at source, resulting in net interest of R$0.15096 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)
the credit corresponding to the payment of this interest will be passed through this company’s accounts on December 30, 2009,  individually to each stockholder, on the basis of the shares held on December 30, 2009.

São Paulo-SP, December 16, 2009.

ITAÚ UNIBANCO HOLDING S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer